Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-202
tallyn@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

Optibase Provides an IPTV Carrier-Grade Headend for ON Telecoms, Greece

IPTV Industry Veterans from FastWeb Re-Endorse Optibase’s MGW 5100 Platforms

HERZLIYA, Israel, and March 12, 2007 – Optibase Ltd. (NASDAQ:OBAS) a leading provider of advanced digital video solutions today announced that ON Telecoms, an IPTV provider in Greece, has selected Optibase’s IPTV headend equipment to deliver local and satellite television channels to its subscribers. Optibase provided its carrier-grade streaming platforms, MGW 5100, which are controlled and monitored using Optibase Cluster Manager.

On Telecoms, a new IPTV provider in Greece, is fully owned by ON Network Holdings NV registered in the Netherlands. Founded by veterans in the industry from Fast Web, ON plans to become the leading alternative telecom operator providing voice, broadband and value added services in Greece addressing both residential and business customers. With their vast in experience in the IPTV industry, On Telecoms was able to very quickly specify their requirements and select their partners for this project.

“We want to help all our customers to make their lives better and their businesses more efficient with communication products and services that are tailored to their needs, fast and easy to use” said Ruggero Gramatica, CEO, ON Telecoms “Having worked with Optibase’s MGW 5100 platforms in the past, we knew that we can depend on their quality and reliability. Optibase’s service level and responsiveness ensured us a quick and smooth roll out of services.”

“We are very pleased to be selected by ON Telecoms, the fast implementation of the project is a tribute to the experience of the entire team” said Danny Lustiger, CFO, Optibase Ltd. “Our MGW 5100 platforms are designed to scale with the project but also to upgrade to new services as they are introduced, we are committed to providing the highest quality IPTV headend solutions for our customers.”

About On Telecoms, Inc.
On Telecoms S.A. has a Nationwide General Telecommunications License and is now completing the initial phase of a fully owned metropolitan fibre network in Attica. On Telecoms is building the future by delivering a new generation of telecommunications services that will completely transform the everyday life of its customers.

The company is fully owned by ON Network Holdings NV registered in the Netherlands. ON Network Holdings shareholders include the company’s top management and ARGO Capital Partners Fund LTD as financial sponsor. On Telecoms management team combines knowledge, experience and vision.

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.